T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

February 12, 2009	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON RESOURCES LTD ANNOUNCES JOINT VENTURE
 WITH VALLEY HIGH VENTURES
AT THE CORDERO PROPERTY, CHIHUAHUA, MEXICO

Levon Resources Ltd. (“Levon”) is pleased to announce it has signed a Letter of Intent with Valley High Ventures (“Valley High”), whereby Levon will earn a 51% interest from Valley High by spending $1,250,000 Cdn. by the end of February 2013 with a first year commitment of $250,000 to explore and develop their wholly owned Cordero-Sanson Property (“Cordero”) 37 km northeast of the town of Hidalgo Del Parral, in the state of Chihuahua in north central Mexico.

Cordero encompasses a high level, porphyry style silver, gold, lead, zinc, and molybdenum district located in rolling cattle country and accessed by state highways.  A nearby rail head serves the mining district at Hidalgo Del Parral.  Cordero is one of several major porphyry plays within an emerging Chihuahua-Zactatecas porphyry belt which includes Penasquito (Goldcorp), Camino Rojo (Canplats), San Agustin (Geologix) and others.

Ron Tremblay, President of Levon comments, “For the last year and half we have been pursuing early to mid-stage exploration properties in North America with large scale upside discovery and development potential.  Cordero is an ideal and timely fit.  We believe the current Cordero exploration results and property geology, offer potential upside discovery and development that can be capitalized on through our joint venture.”

“In Chihuahua and Zacatecas there are a number of new discoveries in an area that is starting to appear to be a major Au, Ag, Pb, Zn, porphyry belt in Mexico.  Cordero covers well mineralized intrusive centres that have not been fully appreciated or explored within this belt.  Cordero geology and drill results are comparable to known deposits and discoveries within this emerging belt.  Small scale, ongoing underground production on high grade silver, zinc breccias and vein zones at Cordero locally, contain significant gold values and support the broader exploration potential for major deposits with porphyry controls we see at the property. Mexico has sound reformed mining laws and a mining friendly culture, talented people with a strong work ethic, and a vibrant economy, which supports thriving mining and exploration.  Major discoveries are being made by the recognition of new types of deposits within the traditional mining areas and elsewhere.”

The Cordero property covers an entire district and is approximately 10,000 hectares (24,500 acres). The mining claims are wholly owned by Valley High Ventures by agreement with long standing ranch families and small local mining companies.

Within the joint venture, Valley High will operate until Levon vests.  During the vesting period, Levon will provide technical input and geologic services to complete the data synthesis, integration, targeting and drill testing.

Levon is looking forward to participating with Valley High in the Cordero project to define and test its full potential.

C. Victor Chevillon, M.Sc., C.P.G. has reviewed and approved the content of this press release and is a qualified person as defined by NI43-101.

Levon is a junior gold exploration company with key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada, and the Norma Sass and Ruf claims near the Pipeline gold deposit being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

ON BEHALF OF THE BOARD

“Ron Tremblay”
______________________________
Ron Tremblay
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.